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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 05 2002
340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARK HILL CAPITAL INC 104778

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 MASON STREET, STE 200
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS F. FLEMING JR 203-253-2493
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERL + ASCH CPAS PC
(Name — *if individual, state last, first, middle name*)

3010 WESTCHESTER AVE (Address) PURCHASE (City) NY (State) 10577 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, THOMAS F. FLEMING JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARK HILL CAPITAL INC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

CHAIRMAN & CEO

Title

[signature]

Notary Public

My Commission Exp. Aug. 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Hill Capital Inc.
Financial Statements
December 31, 2001

Park Hill Capital Inc.
Financial Statements
December 31, 2001

Table of Contents

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report

Board of Directors
Park Hill Capital Inc.

We have audited the accompanying statement of financial condition of Park Hill Capital Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Park Hill Capital Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 24, 2002

Perl + Asch CPAs P.C.

Park Hill Capital Inc.
Statement of financial condition
December 31, 2001

Assets

Current assets:		
Cash in bank		$17,178
Total assets-all current		$17,178

Liabilities and stockholder's equity
Liabilities

Current liabilities:		
Accrued expenses	$1,250	
Total liabilities-all current		$1,250

Stockholder's equity

Capital stock	20,000	
Additional paid in capital	7,500	
Retained earnings	(11,572)	
Total stockholder's equity		15,928
Total liabilities and stockholder's equity		$17,178

The accompanying notes are an integral part of these financial statements

Park Hill Capital Inc.
Statement of income
For the year ended December 31, 2001

Expenses:		
Regulatory fees and expenses	$1,192	
Professional fees	1,250	
Total expenses		$2,442
Loss before other income		(2,442)
Interest income		625
Net loss		($1,817)

The accompanying notes are an integral part of these financial statements

Park Hill Capital Inc.
Statement of changes in stockholder's equity
For the year ended December 31, 2001

	Total	Capital Stock		Paid in Capital	Retained Earnings (Deficit)
		Shares	Amount		
Balances at January 1, 2001	$12,745	1,000	$20,000	$2,500	($9,755)
Paid in capital	5,000			5,000	
Net loss- December 31, 2001	(1,817)				(1,817)
Balances at December 31, 2001	$15,928	1,000	$20,000	$7,500	($11,572)

Park Hill Capital Inc.
Statement of cash flows
For the year ended December 31, 2001

Cash flows from operating activities:			
Net loss			($1,817)
Changes in assets and liabilities:			
Decrease in accrued expenses		($250)	
Total adjustments			(250)
Net cash utilized by operating activities			(2,067)
Cash flow from financing activities:			
Additional paid in capital			5,000
Net increase in cash			2,933
Cash - January 1, 2001			14,245
Cash - December 31, 2001			$17,178
Supplemental information:			
Interest paid	$0		
Taxes paid	$250		

The accompanying notes are an integral part of these financial statements

Park Hill Capital Inc.
Statement of changes in liabilities subordinated to claims of general creditors
For the year ended December 31, 2001

Subordinated liabilities - January 1, 2001	$0
Changes during the year ended December 31, 2001	0
Subordinated liabilities - December 31, 2001	$0

The accompanying notes are an integral part of these financial statements

Park Hill Capital Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001

Stockholder's equity	$15,928
Deductions:	
Securities haircut- certificate of deposit	(43)
Net capital	15,885
Net capital requirements	5,000
Excess net capital	$10,885
Computation of aggregate indebtedness:	
Total liabilities	$1,250
Net capital	$15,885
Ratio: Aggregate indebtedness to net capital	.078691 to 1
Reconciliation with Company's computation: (included in Part II of Form X-17A-5 as of December 31, 2001	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$15,635
Audit adjustments:	
Reduction to Connecticut tax expense	250
Net capital per above	$15,885

The accompanying notes are an integral part of these financial statements

Park Hill Capital Inc.
Notes to financial statement
December 31, 2001

Note 1: Organization and nature of business

Park Hill Capital Inc. (the Company) was incorporated under the Corporation Law of the State of Connecticut on May 13, 1999. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company has not commenced activities as of the date of these financial statements. The Company intends to act as a financial advisor to entities seeking to raise capital

Note 2: Summary of significant accounting policies

Revenue recognition

Advisory fees are recognized as income in the period earned. Costs and expenses are recognized as they are incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial. Actual results could differ from those estimated.

Cash and cash equivalents

The Company defines cash equivalents to include highly liquid investments with maturities of three months or less when purchased and certificates of deposit that can be drawn upon without prior notice and without significant penalty for early withdrawal.

Income taxes

The Company with the consent of the sole stockholder has elected under the Internal Revenue Code to be S Corporation. In lieu of income taxes, the stockholder in an S Corporation is directly taxed on the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in the financial statements.

Park Hill Capital Inc.
Notes to financial statement
December 31, 2001

Note 3: Net capital requirements

The Company, a registered broker-dealer, is required under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, to maintain minimum Net Capital, as defined by such rule, in the amount of $5,000. At December 31, 2001, the Company's Net Capital was $15,885, which is $10,885 in excess of the minimum Net Capital requirement.

Note 4: Related party transactions

The Company is currently provided its office space and utilities by the sole stockholder. The Company is not charged for or obligated to pay any rent to the sole stockholder.

The sole stockholder of the Company has agreed to continue the financial support of the Company, provide for the working capital needs of the Company, and ensure the Company's continuing compliance with its minimum Net Capital requirement under SEC Rule 15c3-1, by making capital contributions to the Company as required.

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Park Hill Capital Inc.

In planning and performing our audit of the financial statements of Park Hill Capital Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Perl & Asch Certified Public Accountants, P.C.
Purchase, New York



January 24, 2002

Park Hill Capital Inc.
Financial Statements
December 31, 2001

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.